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03 AUG 25 AM 7:21

FILE NO.
82 - 34708

03029423

August 21, 2003

VIA FEDERAL EXPRE.

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SPL WorldGroup B.V./ File No. 82-34708
Additional Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following documents represent additional material being submitted in respect of the Company's File No. 82-34708:

1. Updated extract from the Trade Register in Amsterdam for SPL WorldGroup B.V., dated August 11, 2003 (in Dutch and accompanied by its English translation), with an explanatory Annex;

2. Updated extract from the Trade Register in Amsterdam for SPL WorldGroup B.V., dated August 19, 2003 (in Dutch and accompanied by its English translation), with an explanatory Annex;

3. Bank statement dated July 17, 2003 from ABN AMRO Bank N.V. in the Netherlands regarding payment on shares in a foreign currency that must be filed with the Trade Register in Amsterdam;

4. Bank statement dated August 13, 2003 from ABN AMRO Bank N.V. in the Netherlands regarding payment on shares in a foreign currency that must be filed with the Trade Register in Amsterdam;

5. Notice and Agenda, dated August 19, 2003 of the Company's Extraordinary General Meeting of Shareholders to be held on September 4, 2003, together with all related material as mailed to Shareholders; and

continued .....

h:\ak\myd\SEC\(16th subm) 8-21-03fdx.com

FILE NO.
82-34708

6. Notice and Agenda, dated August 20, 2003 of the Company's Extraordinary General Meeting of Shareholders to be held on October 6, 2003, together with related material as mailed to Shareholders.

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

Very truly yours,

Richard V. Zolezzi
Senior Vice President and General Counsel

RVZ:alk
encls/

cc: Robert A. Zuccaro, Esq.

#1

FILE NO.
82 - 34708

03 AUG 25 AM 7:21


KAMER VAN KOOPHANDEL
AMSTERDAM

Dossiernummer: 33257798 Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam

---

Rechtspersoon:

Rechtsvorm	:Besloten vennootschap ....
Naam	:SPL Worldgroup B.V. ....
Statutaire zetel	:Amsterdam ....
Eerste inschrijving in het handelsregister	:06-04-1994 ....
Akte van oprichting	:28-03-1994 ....
Akte laatste statuten-wijziging	:05-06-2002 ....
Maatschappelijk kapitaal	:EUR 3.403.351,62 ....
Geplaatst kapitaal	:EUR 745.941,07 ....
Gestort kapitaal	:EUR 745.941,07 ....
Er zijn verschillende soorten aandelen	:Raadpleeg het handelsregisterdossier ....
Overige gegevens	:(Kapitaal omgezet in euro ex art. 2:178c B.W.)

Onderneming:

Handelsna(a)m(en)	:SPL Worldgroup B.V. ....
Adres	:Teleportboulevard 140, 1043EJ Amsterdam ....
Correspondentieadres	:Postbus 2838, 1000CV Amsterdam ....
Telefoonnummer	:020-5405800 ....
Faxnummer	:020-6447011 ....
Datum vestiging	:28-03-1994 ....
Bedrijfsomschrijving	:Holding- en financieringmaatschappij ....
Werkzame personen	:0 ....

Bestuurder(s):

Naam	:Winer, Trevor ....
Geboortedatum en -plaats	:05-04-1939, Kroonstad, Zuid-Afrika ....
Adres	:12 Nursery Lane, Constantia 7806 Cape Town, ... Zuid-Afrika ....
Infunctietreding	:28-03-1994 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Meresman, Stanley J. ....
Geboortedatum en -plaats	:28-10-1946, New York City, Ver. Staten van .... Amerika ....
Adres	:Huntington Lane 2971, CA 94024 Los Altos, Ver.

26,32 11-08-2003 Blad 00002 volgt.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708


KAMER VAN KOOPHANDEL
AMSTERDAM

	Staten van Amerika ....
Infunctietreding	:09-02-1998 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Folb, Lewis John ....
Geboortedatum en -plaats	:13-07-1945, Johannesburg, Zuid-Afrika ....
Adres	:15 Carmen Street, St Ives NSW 2075, Australië .
Infunctietreding	:28-12-2000 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Rotbard, Aliza ....
Geboortedatum en -plaats	:12-01-1946, Buenos Aires, Argentinië ....
Adres	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israël
Infunctietreding	:28-12-2000 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Gruffat, Jean-Claude ....
Geboortedatum en -plaats	:06-11-1944, Lyon, Frankrijk ....
Adres	:8 Avenue de Lowendal, 75007 Parijs, Frankrijk .
Infunctietreding	:15-04-2003 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Peirce, Roger Leland ....
Geboortedatum en -plaats	:13-08-1943, Longview, Washington, Ver. Staten . van Amerika ....
Adres	:12008 Emerald Hill, Los Altos CA 94022-4546, .. Ver. Staten van Amerika ....
Infunctietreding	:15-04-2003 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....

Alleen geldig indien door de kamer voorzien van een ondertekening.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708


KAMER VAN KOOPHANDEL
AMSTERDAM

Dossiernummer: 33257798 Blad 00003

42,32 Amstelveen, 11-08-2003

Voor uittreksel

mw. M. Schwegler

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708


KAMER VAN KOOPHANDEL
AMSTERDAM

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Amsterdam

---

Legal person:

Legal form	:Besloten Vennootschap (Private Limited Liability Company)
Name	:SPL Worldgroup B.V.
Statutory seat	:Amsterdam
First registration in the commercial register	:06-04-1994
Incorporation deed	:28-03-1994
Deed of latest amendment of articles	:05-06-2002
Authorized capital	:EUR 3.403.351,62
Issued capital	:EUR 745.941,07
Paid up capital	:EUR 745.941,07
There are different classes of shares	:Consult the commercial register file
Other information	:See Dutch extract

Undertaking:

Tradename(s)	:SPL Worldgroup B.V.
Address	:Teleportboulevard 140, 1043EJ Amsterdam
Mailing address	:Postbus 2838, 1000CV Amsterdam
Telephone number	:020-5405800
Fax number	:020-6447011
Date of establishment	:28-03-1994
Description of business conducted	:See Dutch extract
Employees	:0

Director(s):

Name	:Winer, Trevor
Date and place of birth	:05-04-1939, Kroonstad, South-Africa
Address	:12 Nursery Lane, Constantia 7806 Cape Town, South-Africa
Date of entry into office	:28-03-1994
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Meresman, Stanley J.
Date and place of birth	:28-10-1946, New York City, United States of ...

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708


KAMER VAN KOOPHANDEL
AMSTERDAM

	America ....
Address	:Huntington Lane 2971, CA 94024 Los Altos, ... United States of America ....
Date of entry into office	:09-02-1998 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Folb, Lewis John ....
Date and place of birth	:13-07-1945, Johannesburg, South-Africa ....
Address	:15 Carmen Street, St Ives NSW 2075, Australia .
Date of entry into office	:28-12-2000 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Rotbard, Aliza ....
Date and place of birth	:12-01-1946, Buenos Aires, Argentina ....
Address	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israel
Date of entry into office	:28-12-2000 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Gruffat, Jean-Claude ....
Date and place of birth	:06-11-1944, Lyon, France ....
Address	:8 Avenue de Lowendal, 75007 Parijs, France ....
Date of entry into office	:15-04-2003 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Peirce, Roger Leland ....
Date and place of birth	:13-08-1943, Longview, Washington, United ...... States of America ....
Address	:12008 Emerald Hill, Los Altos CA 94022-4546, .. United States of America ....
Date of entry into office	:15-04-2003 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....

Issued by the chamber of commerce

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708


KAMER VAN KOOPHANDEL
AMSTERDAM

45,00

Amstelveen, 11-08-2003

M. SCHWEGLER

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708

Annex

Annex to the extract from the Dutch Trade Register for SPL WorldGroup B.V., dated: August 11, 2003

Changes registered with the Trade Register as evidenced by this extract:

- increase of the issued share capital ad EUR 414.39 per July 17, 2003, registered with the Trade Register by means of filing a Form 15.

#2 FILE NO. 82 - 34708

03 AUG 25 AM 7:21


KAMER VAN KOOPHANDEL
AMSTERDAM

Dossiernummer: 33257798 Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam

---

Rechtspersoon:

Rechtsvorm	:Besloten vennootschap ....
Naam	:SPL Worldgroup B.V. ....
Statutaire zetel	:Amsterdam ....
Eerste inschrijving in het handelsregister	:06-04-1994 ....
Akte van oprichting	:28-03-1994 ....
Akte laatste statutenwijziging	:05-06-2002 ....
Maatschappelijk kapitaal	:EUR 3.403.351,62 ....
Geplaatst kapitaal	:EUR 745.949,93 ....
Gestort kapitaal	:EUR 745.949,93 ....
Er zijn verschillende soorten aandelen	:Raadpleeg het handelsregisterdossier ....
Overige gegevens	:(Kapitaal omgezet in euro ex art. 2:178c B.W.)

Onderneming:

Handelsna(a)m(en)	:SPL Worldgroup B.V. ....
Adres	:Teleportboulevard 140, 1043EJ Amsterdam ....
Correspondentieadres	:Postbus 2838, 1000CV Amsterdam ....
Telefoonnummer	:020-5405800 ....
Faxnummer	:020-6447011 ....
Datum vestiging	:28-03-1994 ....
Bedrijfsomschrijving	:Holding- en financieringmaatschappij ....
Werkzame personen	:0 ....

Bestuurder(s):

Naam	:Winer, Trevor ....
Geboortedatum en -plaats	:05-04-1939, Kroonstad, Zuid-Afrika ....
Adres	:12 Nursery Lane, Constantia 7806 Cape Town, ... Zuid-Afrika ....
Infunctietreding	:28-03-1994 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Meresman, Stanley J. ....
Geboortedatum en -plaats	:28-10-1946, New York City, Ver. Staten van .... Amerika ....
Adres	:Huntington Lane 2971, CA 94024 Los Altos, Ver.

26,32 19-08-2003 Blad 00002 volgt.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96


KAMER VAN KOOPHANDEL
AMSTERDAM

	Staten van Amerika ....
Infunctietreding	:09-02-1998 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Folb, Lewis John ....
Geboortedatum en -plaats	:13-07-1945, Johannesburg, Zuid-Afrika ....
Adres	:15 Carmen Street, St Ives NSW 2075, Australië .
Infunctietreding	:28-12-2000 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Rotbard, Aliza ....
Geboortedatum en -plaats	:12-01-1946, Buenos Aires, Argentinië ....
Adres	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israël
Infunctietreding	:28-12-2000 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Gruffat, Jean-Claude ....
Geboortedatum en -plaats	:06-11-1944, Lyon, Frankrijk ....
Adres	:8 Avenue de Lowendal, 75007 Parijs, Frankrijk .
Infunctietreding	:15-04-2003 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Peirce, Roger Leland ....
Geboortedatum en -plaats	:13-08-1943, Longview, Washington, Ver. Staten . van Amerika ....
Adres	:12008 Emerald Hill, Los Altos CA 94022-4546, .. Ver. Staten van Amerika ....
Infunctietreding	:15-04-2003 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....

Alleen geldig indien door de kamer voorzien van een ondertekening.

16,00 19-08-2003 Blad 00003 volgt.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96


KAMER VAN KOOPHANDEL
AMSTERDAM

42,32

Amstelveen, 19-08-2003

Voor uittreksel

mw. M. Schwegler

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96


KAMER VAN KOOPHANDEL
AMSTERDAM

File number: 33257798 Page 00001

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Amsterdam

---

<u>Legal person</u>:

Legal form	:Besloten Vennootschap (Private Limited Liability Company)
Name	:SPL Worldgroup B.V.
Statutory seat	:Amsterdam
First registration in the commercial register	:06-04-1994
Incorporation deed	:28-03-1994
Deed of latest amendment of articles	:05-06-2002
Authorized capital	:EUR 3.403.351,62
Issued capital	:EUR 745.949,93
Paid up capital	:EUR 745.949,93
There are different classes of shares	:Consult the commercial register file
Other information	:See Dutch extract

<u>Undertaking</u>:

Tradename(s)	:SPL Worldgroup B.V.
Address	:Teleportboulevard 140, 1043EJ Amsterdam
Mailing address	:Postbus 2838, 1000CV Amsterdam
Telephone number	:020-5405800
Fax number	:020-6447011
Date of establishment	:28-03-1994
Description of business conducted	:See Dutch extract
Employees	:0

Director(s):

Name	:Winer, Trevor
Date and place of birth	:05-04-1939, Kroonstad, South-Africa
Address	:12 Nursery Lane, Constantia 7806 Cape Town, South-Africa
Date of entry into office	:28-03-1994
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Meresman, Stanley J.
Date and place of birth	:28-10-1946, New York City, United States of ...

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708


KAMER VAN KOOPHANDEL
AMSTERDAM

	America ....
Address	:Huntington Lane 2971, CA 94024 Los Altos, ... United States of America ....
Date of entry into office	:09-02-1998 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Folb, Lewis John ....
Date and place of birth	:13-07-1945, Johannesburg, South-Africa ....
Address	:15 Carmen Street, St Ives NSW 2075, Australia .
Date of entry into office	:28-12-2000 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Rotbard, Aliza ....
Date and place of birth	:12-01-1946, Buenos Aires, Argentina ....
Address	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israel
Date of entry into office	:28-12-2000 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Gruffat, Jean-Claude ....
Date and place of birth	:06-11-1944, Lyon, France ....
Address	:8 Avenue de Lowendal, 75007 Parijs, France ....
Date of entry into office	:15-04-2003 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Peirce, Roger Leland ....
Date and place of birth	:13-08-1943, Longview, Washington, United ...... States of America ....
Address	:12008 Emerald Hill, Los Altos CA 94022-4546, .. United States of America ....
Date of entry into office	:15-04-2003 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....

Issued by the chamber of commerce

16,00 19-08-2003 Page 00003 follows.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708


KAMER VAN KOOPHANDEL
AMSTERDAM

45,00

Amstelveen, 19-08-2003

M. SCHWEGLER

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

Annex

Annex to the extract from the Dutch Trade Register for SPL WorldGroup B.V., dated: August 19, 2003

Changes registered with the Trade Register as evidenced by this extract:

- increase of the issued share capital ad EUR 8.86 per August 13, 2003, registered with the Trade Register by means of filing a Form 15.


#3
FILE NO.
82 - 34708

[Translation from Dutch]

[logo ABN AMRO BANK]

Correspondence address:
Corporate Clients
Trust Sector Desk
PO Box 407
PAC AB5080
1000 AK Amsterdam

Baker & McKenzie
Attn. Mr. A. van Doorn
Leidseplein 29
1017 PS Amsterdam
020-6207475

Department:
Corporate Clients/Trust Sector Desk

Reference	**Telephone**	**Fax**	**Date**
5423.85.23/ap	0031(0)206295369	0031(0)203830455	July 17, 2003

Subject: Middle exchange rate USD July 17, 2003

Dear Mr Van Doorn,

We hereby inform you that on July 17, 2003 the middle exchange rate of the US Dollar is:

Exchange rate EUR 1.00 is USD 1.1223000.

This information is given without any responsibility for ABN AMRO Bank NV.

Yours sincerely,
ABN AMRO Bank N.V.

<signature>

Arjan Molenaar
Relation Manager

ABN AMRO Bank N.V.,
having its registered office in Amsterdam,
Trade Register of the Amsterdam
Chamber of Commerce no. 33002587
VAT indent. no. NL 00 30 27 144 B01

#4

FILE NO.
82 - 34708

[Translation from Dutch]

[logo ABN AMRO BANK]

03 AUG 25 AM 7:21

Correspondence address:
Corporate Clients
Trust Sector Desk
PO Box 407
PAC AB5080
1000 AK Amsterdam

Baker & McKenzie
Attn. Mr. A. van Doorn
Leidseplein 29
1017 PS Amsterdam
020-6207475

Department:
Trust Sector Desk AF2122

Reference	**Telephone**	**Fax**	**Date**
54238523/RK	0203833933	0203830455	August 13, 2003

Subject: SPL WorldGroup B.V.

Dear Mr Van Doorn,

We hereby inform you that on August 13, 2003 the middle exchange rate of the US Dollar is:

Exchange rate EUR 1.00 is USD 1.128.

This information is given without any responsibility for ABN AMRO Bank NV.

Yours sincerely,
ABN AMRO Bank N.V.

<signature>

Arjan Molenaar
Relation Manager

ABN AMRO Bank N.V.,
having its registered office in Amsterdam,
Trade Register of the Amsterdam
Chamber of Commerce no. 33002587
VAT indent. no. NL 00 30 27 144 B01